BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.    Reporting Issuer

       Silver Standard Resources Inc.
       #1180 — 999 West Hastings Street
       Vancouver, B.C.   V6C 2W2

2.    Date of Material Change

       December 30, 2002

3.    Press Release

       A news release was issued in Vancouver, B.C. on December 30, 2002.

4.    Summary of Material Change

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report high-grade silver values over narrow widths as well as significant intervals of silver mineralization in drilling at its wholly-owned Bowdens silver project. Bowdens is located in New South Wales, Australia where a 13,500-metre drilling program is in progress.

5.    Full Description of Material Changes

       See attached news release 02-23.

6.    Reliance on Section 85(2) of the Act

       N/A

7.    Omitted Information

       NIL

8.    Senior Officers

       Names:    R.A. Quartermain, President and Director
                       Linda J. Sue, Corporate Secretary

       Business Tel.:   (604) 689-3846

9.    Statement of Senior Officer

       The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 7th day of January, 2003

"Linda J. Sue"
_________________________________
Linda J. Sue, Corporate Secretary

December 30, 2002	Trading Symbols:
News Release 02-23	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

NEW LENS AT BOWDENS ASSAYS UP TO 156 OUNCES OF SILVER PER TON
AND 33% COMBINED LEAD AND ZINC

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report high-grade silver values over narrow widths as well as significant intervals of silver mineralization in drilling at its wholly-owned Bowdens silver project. Bowdens is located in New South Wales, Australia where a 13,500-metre drilling program is in progress.

In this first set of results from 10 cored holes totalling 1,045 meters, in-fill drilling has identified a new lens of high-grade silver and base metal massive sulfide mineralization in the Bundarra North Zone and continues to confirm grade and continuity encountered in previous programs. The high-grade lens has been identified in three holes to date (BGD-026, BGD-027, BGD-029) and extends over a strike length of at least 150 meters. Assay results ranged from 155.9 ounces of per ton, 20.5% lead and 12.7% zinc over 3.9 feet (1.25 meters) in BGD-026 to 36.7 ounces of silver per ton, 20.5% lead and 3.5% zinc over 3.9 feet (1.2 meters) in BGD-029. The high-grade zone occurs within thick sequences of lower grade mineralization and is open laterally and along strike. Other holes planned in the current program will test the extent of mineralization in the vicinity of these holes.

Other in-fill holes continued to confirm grade and continuity of mineralization in the central Main Zone. Significant results included 2.6 ounces of silver per ton and 0.7% combined lead and zinc over 217 feet (66 meters) in BGD-034 and 1.5 ounces of silver per ton plus 0.7 % combined lead and zinc over 266 feet (81 meters) in BGD-035. Drilling is ongoing and will continue into 2003. A table of results follows, and a map identifying drill hole locations will be posted on Silver Standard’s web site at www.silver-standard.com/news .

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Selected Bowdens Drill Results - December, 2002
Hole No.	Northing	Easting	From (meters)	To (meters)	Interval (meters)	Silver (in g/t) **	Silver (in oz./ton)	Lead (in %)	Zinc (in %)
Bundarra North Zone
BGD-026*	10475	15000	15.9	144.0	128.1	86	2.8	0.70	0.62
		incl.	128.0	131.0	3.0	2,430	78.1	10.21	6.52
		incl.	128.75	130.0	1.25	4,850	155.9	20.50	12.65
BGD-027	10550	15000	9.0	15.3	6.3	68	2.2	0.15	0.24
			105.0	106.0	1.0	756	24.3	3.62	7.06
		incl.	105.4	106.0	0.6	1,260	40.5	6.03	11.77
BGD-028	10600	15100	5.0	8.0	3.0	48	1.5	1.06	0.09
			61.0	64.05	3.05	85	2.7	0.58	1.59
			99.0	119.0	20.0	27	0.9	0.21	0.43
BGD-029	10475	15075	60.3	75.0	14.7	141	4.5	2.54	0.72
		incl.	67.8	69.0	1.2	1,140	36.7	20.50	3.54
			97.0	110.8	13.8	30	1.0	0.44	1.12
BGD-030	10275	15150	5.0	81.0	76.0	32	1.0	0.76	1.24
		incl.	8.45	9.7	1.25	215	6.9	6.98	6.05
Main Zone South
BGD-031	10075	15475	0.0	17.05	17.05	70	2.3	0.31	0.60
			43.0	49.0	6	103	3.3	0.15	0.32
			54.0	85.0	31.0	137	4.4	0.35	0.44
		incl.	73.0	75.0	2.0	941	30.3	1.99	2.43
BGD-032	10175	15375	10.0	23.0	13.0	67	2.2	0.28	0.65
			39.0	61.0	22.0	90	2.9	0.17	0.44
BGD-033	10225	15400	17.0	30.0	13.0	64	2.1	1.58	3.92
			59.0	60.0	1.0	1,240	39.9	1.51	3.21
			67.0	69.0	2.0	274	8.8	0.69	1.21
Main Zone North
BGD-034	10500	15200	27.0	93.0	66.0	81	2.6	0.32	0.40
BGD- 035*	10325	15375	9.0	90.0	81.0	47	1.5	0.23	0.34
		incl.	16.0	31.0	15.0	120	3.9	0.43	0.65
		incl.	86.0	90.0	4.0	131	4.2	0.31	0.40

* Holes ended in mineralization.

** Ian J. Pringle, PhD, Geology, and manager, Silver Standard Australia Pty Limited, is the Qualified Person (QP) responsible for the Bowdens exploration program and has verified the data in the table above. Sample preparation of the sawn quarter lengths of approximately one-meter lengths of HQ3 drill core was done at ALS Chemex’s Orange facility. Assays were undertaken at ALS Chemex’s Brisbane laboratory by ore grade digestion method OG-46 (predigestion in nitric acid, evaporated residue leached in strong hydrochloric acid and ammonium acetate with addition of a complexing agent, sodium thiosulphate).  Elemental concentrations were measured by AAS with a gravimetric finish.

The ALS Chemex QC protocol requires that each batch of 50 samples analysed include a reagent blank, three replicate determinations and two standard materials.  Samples exhibiting anomalous values (high or low) are routinely reanalysed using either the original pulp or a second split.